KRAMER LEVIN NAFTALIS & FRANKEL LLP

            September 13, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Gary R. Todd
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

        Re:   Camtek Ltd.
         Form 20-F for the fiscal year ended
         December 31, 2005
         Filed June 29, 2006
         File No. 0-30664

Dear Mr. Todd:

Reference is made to the letter dated August 18, 2006 (the “Comment Letter”) to Mr. Rafi Amit, Chairman of the Board and Chief Executive Officer of Camtek Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company on June 29, 2006 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Form 20-F as of December 31, 2005

Item 5.   Operating and Financial Review and Prospects, page 22

Liquidity and Capital Resources, page 26

1.
We see that you sold ordinary shares and warrants in April 2006. Tell us about the terms and conditions of those warrants, including but not limited to, registration provisions, liquidated damages clauses, non-cash exercise provisions and any circumstances that

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

may lead to changes in the exercise price. Also describe how you have accounted for those warrants. In that regard, fully describe how you considered and applied the requirements of SFAS 133 and EITF 00-19 in evaluating whether those warrants are derivatives that should be accounted as assets or liabilities at fair value.

On April 26, 2006, the Company raised $15 million by issuing 2,525,252 ordinary shares at a price of $5.94 per share in a private placement to Israeli institutional investors. The private placement also included warrants that are exercisable into 1,262,626 ordinary shares at a price of $6.83 per share during a period of four years. The private placement was exempt from registration in the United States pursuant to the exemption from registration provided by Regulation S as a Category 1 transaction within the meaning of section 903(b)(ii)(a) of the SEC rules under the Securities Act of 1933. The warrants issued in April 2006 have been classified in equity for the following reasons:

a.  There are no registration rights attached to the warrants or the underlying ordinary shares since the shares were not subject to resale limitations under Regulation S and could be resold in Israel on the Tel Aviv Stock Exchange under Rule 904. If the Israeli institutional investors exercise the warrants, the shares underlying these warrants would be exempt from registration under Regulation S, and in Israel the shares are automatically registered upon issuance of the warrants. Accordingly, there are no liquidated damages clauses attached to the shares or warrants since no registration was required.

b.  There are no adjustments to be made to the exercise price of the warrants except for those which would fall within the category of equity restructuring as defined in the glossary of FASB 123R.

c.  The warrants contain only customary terms and there are no provisions in the warrant certificate that violate any of the provisions prescribed in EITF 00-19 paragraphs 12-32 that would preclude equity classification.

Based on the above the Company believes that equity classification of the warrants is appropriate.

Item 8.   Financial Statements, page 42

2.
We see that the audited financial statements are incorporated by reference to a Form 6-K. The audited financial statements should also be included in the annual report on Form 20-F. Refer to Item 8A to Form 20-F. Please apply in future filings.

In future filings, the Company will comply with the Staff’s request.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

Form 6-K dated April 6, 2006

Note 9   Convertible Loan, page F-13

3.
We see that in August, 2005 you issued a convertible note. Please tell us how you evaluated and applied the provisions of SFAS 133 and EITF 00-19 in concluding that the conversion feature was not a derivative that should be bifurcated and accounted for separately at fair value. Your response should fully describe the terms and provisions of the financing and explain how you considered those terms and provisions in reaching your conclusions about the requirements of literature.

As described in Note 9 to the Company’s consolidated financial statements, on August 23, 2005, the Company raised $5 million pursuant to the issuance of notes evidencing a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (collectively, “FIMI”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the notes, in whole or in part, is optional at any given business day after the closing date. The conversion price is $5.50 per share, however, in the event that the average closing price of the Company's shares as reported on NASDAQ for the 60 consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to the higher of the average closing price and $2.00.

In addition, in the event that the Company (a) is acquired in its entirety or (b) is consolidated or merges with or into any third party in a transaction pursuant to which the Company’s shareholders immediately prior to such transaction do not hold at least 51% of the shares of the surviving entity immediately following such transaction, then if any such transaction is consummated prior to the third anniversary of the closing date, at an effective price per share, which, when multiplied by 70% (the "Exit Discounted PPS"), is lower than the conversion price in effect on such date, then the conversion price shall automatically be adjusted to equal the Exit Discounted PPS; provided, however, that if such Exit Discounted PPS is lower then $2.00, the Company may issue shares upon conversion of the notes on the basis of a conversion price of $2.00 and pay FIMI, upon such conversion, an additional amount equal to the difference between (i) the value of the shares that would have been issued had the conversion price been equal to the Exit Discounted PPS and (ii) the value of the shares that were issued on the basis of the $2.00 conversion price. If such exit transaction is consummated following the third anniversary of the closing date, the same mechanism would apply; provided, however, that the "70%" number set forth above would be replaced by "65%".

In addition, at any time after the first anniversary of the closing date, the holders of the notes shall, subject to the provisions of a registration rights agreement, be entitled to request that

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

the Company use its best efforts to effect a registration of the holders' securities under the Securities Act of 1933.

The Company evaluated the provisions of SFAS 133 and EITF 00-19 as follows:

a.  The Company examined the provisions of EITF 05-02. Based on the terms of the notes described above, the Company determined that the notes should not be considered a conventional convertible debt instrument. Based on the provisions of the notes, the Company identified two embedded derivatives to be evaluated for bifurcation.

1.
Conversion option (the "conversion option") that entitles the holders to convert the debt to equity. Settlement is only by physical delivery of the notes for shares and there is no event that could require the Company to pay cash to settle the conversion option. The conversion price of such option may be adjusted after the first and second anniversary to the higher of $2.00 or the average per share price over 60 consecutive trading immediately preceding the respective anniversaries. In no event will the exercise price be lower than $2.00.

2.
A merger or change in control ("exit") derivative for the conversion to shares at an exercise price that is 70% (or 65% if exit is consummated after the third anniversary) of the exit per share price. If 70% of the exit price is lower than $2.00, the Company can settle the derivative in shares based on $2.00 per share and a cash amount equal to the difference between the value of the shares issued using the conversion price of $2.00 and the number of shares that would have been issued had the conversion price been 70% of the exit price.

The Company concluded that (1) the embedded derivative meets the conditions in paragraph 12 of FASB 133 and (2) that the embedded derivative meets the definition of a derivative in paragraph 6 of FASB 133.

b.  As a next step the Company considered the scope exception in paragraph 11(a) of FASB 133. The Company examined the terms of the embedded derivatives in accordance with EITF 00-19 including the provisions of paragraph 14-32 of that EITF (consistent with its conclusion that the convertible debt is not conventional), to determine whether the conversion option and the exit derivative were derivatives that require bifurcation as follows:

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

Analysis for the conversion option

1.	"The contract permits the company to settle in unregistered shares.” (Par. 14-18).

Since the Company will register the shares only on the basis of "best efforts" without any specific time period or any penalties for failure to register the shares within a defined period, settlement is considered within the Company's control and equity classification is not precluded.

2.
“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.” (Par. 19).

There are 100,000,000 authorized shares and 28,000,000 issued and outstanding shares. The maximum amount of shares issuable under the conversion option is 2,500,000 shares due to the $2.00 floor on the conversion price.

3.	“The contract contains an explicit limit on the number of shares to be delivered in a share settlement.” (Par. 20-24).

The total number of shares to be issued pursuant to the agreement is limited due to the minimum conversion price of $2.00.

4.	“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.” (Par. 25).

As was described above, no such payments are required.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

5.
“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).” (Par. 26).

There are no such rights granted to the investors in the loan agreement.

6.	“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.” (Par. 27- 28).

There are no such provisions in the loan agreement.

7.	“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.” (Par. 29-31).

There are no such provisions in the loan agreement.

8.	“There is no requirement in the contract to post collateral at any point for any reason.” (Par. 32).

There is no such requirement in the loan agreement.

Based on the fact that physical delivery is the only method for settling the option and although the exercise price may change it is still subject to a minimum of $2.00, the Company determined that the conversion option should be classified as equity in accordance with EITF 00-19 and, thus, is not a derivative that should be bifurcated and accounted for separately at fair value.

Analysis for the change in control derivative

1.	As a first step in the analysis the Company considered whether (1) the embedded derivative meets the condition in paragraph 12 of FASB 133 and (2)

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

whether such embedded derivative meets the definition of a derivative in paragraph 6 of FASB 133 and the scope exception in paragraph 11(a) of that FASB. FASB 133 paragraph 12 states:

Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6-9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments — implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.    The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.    The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.             A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.

To analyze the change in control derivative under paragraph 12(a), one must first determine whether the host contract is debt or equity. In this case the host contract is clearly a

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

debt host and the change in control derivative, the value of which changes in reference to the Company's share price, is not clearly and closely related to the host.

The convertible debt as a whole meets the condition in paragraph 12(b) because it would not be accounted for in its entirety at fair value with fair value changes recognized in earnings.

In order to determine whether the change in control derivative meets the condition for bifurcation in paragraph 12(c) of FAS 133, it must be analyzed to determine whether, if issued as a freestanding instrument, it would (1) meet the definition of a derivative in paragraph 6 of FASB 133, and (2) not meet any of the scope exceptions in FASB 133—in particular, the scope exception in paragraph 11(a) that applies to contracts that are both indexed to the issuer’s own stock and classified in equity. Paragraph 6 of FAS 133 states (footnote reference omitted):

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:
a.
It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b.
It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.
Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The change in control derivative has one or more underlyings (the price of the common shares and the change in control occurrence) and notional amount.

There is no initial net investment associated with the redemption feature—as noted in paragraph 12(c) of FASB 133, “. . . The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative. . .”

What remains to be determined is whether the terms of the conversion feature require or permit net settlement. Paragraph 9 of FASB 133 provides guidance on determining whether a contract would be considered to be net settleable for purposes of paragraph 6(c). Since

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

settlement is in shares that are readily convertible to cash and may be partially settled in cash, net settlement is met.

2.
As a final step in the analysis of the change in control derivative under paragraph 12(c), one must determine whether the change in control derivative qualifies for the paragraph 11(a) scope exception in FASB 133. That requires an analysis of whether the change in control derivative would be classified as an asset/liability or as equity under EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, or Potentially Settled In, a Company’s Own Stock.”

The change in control derivative by its terms is contingent upon an exit or change in control. In order to determine if a contract is indexed to a company’s own stock within the scope of EITF 00-19, one must look to EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock. (EITF 01-6). Paragraph 5 of EITF 01-6 states, in part:

[Instruments] are considered indexed to a company's own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock.

As noted above, the contingency event is not inconsistent with a conclusion under EITF 01-6 for purposes of determining if a contract is indexed to its own stock since the contingency provisions (e.g., a change in control) are not based on an observable market or index. Once the contingent event occurs, the settlement amount (i.e., the shares and the additional cash) is based solely on the issuer’s stock price. Consequently, the exit derivative is considered indexed to the Company's own stock.

An analysis under EITF 00-19 would lead to the conclusion that the derivative, if freestanding, would be classified as an asset or liability. The exit derivative cannot be physically or net share settled since there is a scenario under which the Company will be required to pay

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

cash (even if for partial settlement) or to issue shares in an uncapped amount. In both cases equity classification would not be appropriate. Consequently the derivative does not meet the scope exception in paragraph 11(a) of FASB 133.

Based on the above analysis, the Company reached conclusion that the exit derivative needs to be bifurcated and separately accounted for.

The Company concluded that the probability of events such as change in control transactions cannot be estimated prior to such events occurring. In addition, based on the fact that the Company is controlled by its parent company, management determined that change in control event is extremely remote and consequently assigned the derivative a nominal value.

Note 11   Commitments and Contingent Liabilities, page F-15

c.  Litigation

4.
You disclose that the District Court in Jerusalem ruled against you in a patent infringement case. You also indicate that the Supreme Court rejected your appeal and that you are prevented from manufacturing an “illumination block.” Please clarify the affect of these rulings on your ability to manufacture and sell the products incorporating the “illumination block;” and, clarify the basis for your conclusion that the court rulings will not have a material adverse impact on your results of operations, financial condition or liquidity. Also, in light of the adverse rulings, please clarify the basis for your assertion that you have “good defenses” against the claims and clarify how you intend to proceed with your defense. Tell us why you believe the accounting for and disclosure about this matter is appropriate under SFAS 5.

With respect to the lawsuit that was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., the Company advises the Staff that:

    a.  The District Court granted Orbotech a provisional remedy only, i.e. interim relief (which is not uncommon in the field of patent law in Israel). Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal (permission from the Israel Supreme Court to appeal the District Court’s decision to grant a provisional remedy). The motion was rejected since the provisional remedy was granted on the basis of prima facie evidence only. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment will be rendered by the District Court, subject to the right to appeal.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mr. Gary R. Todd
September 13, 2006

    b.     The Company’s temporary disability to manufacture and sell the "new illumination block" , as defined in the claim, does not affect its ability to manufacture and sell products incorporating other illumination blocks and does not, in the view of the Company’s management, have any material adverse impact on its results of operations, financial condition or liquidity. The “new illumination block" was at the time of the preliminary ruling still in a development stage.  The Company manufactures its products with several other illumination blocks, thus the provisional remedy did not affect the Company’s usual course of business in any material way.

    c.  The Company believes that it has good defenses in the infringement aspect of the claim since it believes that it can prove it does not infringe any patent. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. As noted above, this litigation is still in an early stage and the Company’s defenses will be presented before the court in the near future.

Based on the above the Company believes that the accounting for and disclosure about this "loss contingency" is consistent with the requirements of paragraph 3 and par. 10 of SFAS 5 in accordance with the definition of "reasonably possible".
* * *

In connection with responding to the Comment Letter, we are also providing a written statement from the Company acknowledging the items set forth in the Comment Letter. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9486.

            Sincerely,

            /s/ Richard H. Gilden
            Richard H. Gilden

cc:   Jeanne Bennett, Division of Corporation Finance
Rafi Amit, Chairman of the Board and CEO
Camtek Ltd.